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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Digital Recorders, Inc.

Full Name of Registrant

Former Name if Applicable
5949 Sherry Lane, Suite 1050

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75225

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We were unable to file the annual report on Form 10-K for the year ended December 31, 2005, within the prescribed time period because the information related to the Company’s Series G and H Convertible Preferred Stock instruments was not finalized. The Company expects to file the Form 10-K within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David N. Pilotte	(214)	378-8992
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net Sales and Gross Profit. Net Sales and Gross Profit. Digital Recorders, Inc. (DRI) net sales for 2005, decreased $2.4 million or 5.1 percent, from $47.8 million for 2004, to $45.3 million for 2005. DRI’s gross profit for 2005 decreased $2.6 million, or 14.5 percent, from $17.9 million for 2004 to $15.3 million for 2005.
     Operating Loss. The net change in our operating loss was an increase of $3.4 million from $1.4 million in 2004 to $4.8 million in 2005. This decrease is primarily due to lower sales and higher cost of sales in the transportation communications segment; higher operating, personnel costs, bad debt, and depreciation costs partially offset by the increased sales in our law enforcement and surveillance segment.
     Net Loss. The net loss for the year ended December 31, 2005, is $5.9 million.
     Net Loss Applicable to Common Shareholders. The net loss applicable to common shareholders increased $3.0 million from a net loss of $3.5 million in 2004 to a net loss of $6.5 million in 2005. This increase in net loss is due to the factors previously addressed, as well as $323 thousand non-cash charges related to preferred stock offerings.
     Liquidity and Going Concern.
     The Company has incurred substantial losses to date, and, as of December 31, 2005, have an accumulated deficit of $18.5 million. The Company expects to continue to require additional funding in the foreseeable future to support operations. The new credit agreement with Laurus Master Fund entered into in March 2006, provided an immediate increase in the borrowing availability of approximately $1.2 million, and proceeds from the issuance of Series I Preferred were $485,000, both net of fees and expenses. Both amounts were used to pay routine accounts payable. Despite these recent financings, the Company expects to manage carefully its liquidity going forward. While on-going profit improvement efforts are impacting results, in addition to tightly controlling costs, the Company will be required to carefully manage inventory and receivables to maximize liquidity. As a result of these matters, the Company will be receiving a “going concern” opinion from the Company’s independent registered public accounting firm.
     Operating results and cash flows of the U.S. operating companies are improving and those improvements are expected to continue. However, such expectations rely upon projections based upon assumptions and forecasts, including factors beyond the Company’s control. Actual results could vary from projections and such variance could have a significant adverse effect on liquidity. Management believes the cash flows of our U.S. operating companies alone may not be sufficient to fund the U.S. operations for the remainder of 2006. Historically, the Company has supplementally financed operations through private placements of its securities. The Company may raise up to an additional $2 million of equity as a result of a financing transaction currently going on. However, there can be no assurances that such placements will satisfactorily concluded or be possible in the future. If further financings are not available, the Company would likely be unable to continue operations without significantly curtailing activities, if at all.
Digital Recorders, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2006	By	/s/ David N. Pilotte